Robert J. Werra
2800 North Dallas Tollway, Suite 100
Plano, Texas 75093

May 10, 2007

Dear Limited Partners:

I am offering to purchase any and all units of limited partnership interest in Amrecorp Realty Fund II for $100 per unit in cash. My offer is being made pursuant the enclosed Offer to Purchase and related Letter of Transmittal, which describe all the terms and conditions of my offer. You will not be required to pay any partnership transfer fees to sell your units into the offer. The offer is scheduled to expire on June 8, 2007, unless extended by me. The offer is not subject to any minimum number of units being tendered. You should carefully review the Offer to Purchase, Letter of Transmittal and any other relevant information available to you prior to making a decision whether or not to tender your units.

If I purchase your tendered units, you will receive cash, but you may recognize a gain or loss for federal income tax purposes. If you retain your units, you will continue to be a limited partner, but you may not be able to liquidate your investment until the partnership terminates.

As with any investment decision, there are advantages and disadvantages to you of accepting or declining my offer. I am not making a recommendation as to whether you should tender or refrain from tendering your units. I believe that you should make your own decision, based on your individual circumstances.

If the number of limited partners tendering into my offer leaves fewer than 500 limited partners, then the partnership will terminate the registration of limited partnership units under the Securities Exchange Act of 1934 and will no longer file an annual report on From 10-K or quarterly reports on Form 10-Q, or any other required reports, with the Securities and Exchange Commission. You would, however, continue to receive a Schedule K-1, as well as annual audited financial statements and quarterly financial information in accordance with the limited partnership agreement.

If you desire to tender any of your units in response to my offer, you should complete and sign the enclosed Letter of Transmittal in accordance with the instructions and mail, fax or deliver it and any other required documents to Univesco, Inc., which is acting as the depository for my offer, at 200 North Dallas Tollway, Suite 100, Plano, Texas 75093. If your units are held in the name of a broker, bank or other nominee, you must contact that person and give instructions to the broker, bank or nominee to tender your units for you. If you have any questions, please contact John R. Werra at (972) 836-8001 or toll free at (800) 966-2787.

Very truly yours,

Robert J. Werra